UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
Commission File Number: 001-32589
CUSIP Number: 98906R109

NOTIFICATION OF LATE FILING

(Check One):   ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q   ☐ Form 10-D     ☐ Form N-SAR      ☐ Form N-CSR

For Period Ended:    December 31, 2010

☐ Transition Report on Form 10-K                                     ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                      ☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended:_______________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_____________

PART I - REGISTRANT INFORMATION

Zanett, Inc.

Full name of registrant

Former name if applicable

635 Madison Avenue, 15th Floor

Address of principal executive office (Street and number)

New York, NY 10022

City, state and zip code

PART II - RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Zanett, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) within the prescribed time period on or before March 31, 2011 without unreasonable effort or expense. The delay is attributable to the Company’s recent determination that it needs to re-evaluate the accounting treatment of the beneficial conversion feature recorded on September 17, 2010 in connection with the Company’s 7.95% convertible promissory note. The Company requires the additional time to complete the preparation of its consolidated financial statements that will be included in the Form 10-K and for the Company’s independent accountants to complete their audit of the same.

The Company undertakes the responsibility to file its Form 10-K no later than fifteen days after its original due date, April 15, 2011.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Dennis Harkins                                                                       (212)                         583-0300

(Name)                                                                                     (Area Code)                      (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes      ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes        ☒ No

The Company anticipates that its Form 10-K for the year ended December 31, 2010 will include an explanatory paragraph from the Company’s independent registered public accounting firm expressing substantial doubt about its ability to continue as a going concern.

Zanett, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2010	By: /s/ Dennis Harkins Dennis Harkins President and Chief Financial Officer